 **Southwestern Energy Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES RECORD
SECOND QUARTER 2005 RESULTS

Houston, Texas – July 26, 2005...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the second quarter of 2005. Highlights include:

- Record earnings of $26.8 million, up 29% from the same period in 2004
- Record net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure reconciled below) of $65.1 million, up 29% from the same period in 2004
- Natural gas and crude oil production of 15.0 Bcfe, up 19% over second quarter 2004 levels

For the second quarter of 2005, Southwestern reported net income of $26.8 million, or $0.36 per diluted share, up 29% from $20.8 million, or $0.28 per diluted share, for the same period in 2004. All historical per share information has been adjusted to reflect the company's two-for-one stock split effective June 3, 2005. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below), was $65.1 million in the second quarter of 2005, up 29% from $50.3 million for the same period in 2004. A 19% increase in production volumes and higher realized natural gas and oil prices, partially offset by increased operating costs and expenses, drove the improved financial results.

Net income for the six months ended June 30, 2005 was $59.4 million, or $0.79 per diluted share, up 31% from $45.3 million, or $0.62 per diluted share, for the same period in 2004. Net cash provided by operating activities before changes in operating assets and liabilities was $138.7 million for the first six months of 2005, up 30% from $106.8 million for the same period in 2004.

"We are continuing to have excellent results in our E&P segment," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "Our production volumes increased 19% over the prior year second quarter despite the curtailment of a portion of our production at our Overton Field in East Texas which was resolved late in the second quarter. We are pleased with our results for first half of 2005 and look forward to continued success in the remainder of the year."

Second Quarter of 2005 Financial Results

E&P Segment - Operating income from the company's E&P segment was $48.6 million for the three months ended June 30, 2005, up from $37.5 million for the same period in 2004. The increase was primarily due to a 19% increase in production volumes and higher realized natural gas and oil prices, partially offset by higher operating costs and expenses.

Gas and oil production totaled 15.0 Bcfe for the three months ended June 30, 2005, up from 12.6 Bcfe in the second quarter of 2004. The increase in 2005 production resulted primarily from increased production from the company's Overton Field in East Texas, the Arkoma Basin and the development of the company's River Ridge discovery in New Mexico. Production during the second quarter included the effects of curtailment of a portion of the company's production at its Overton Field due to pipeline repairs to a non-operated transmission line into which the company delivers a large portion of its gas production. The curtailment issues at Overton were resolved late in the second quarter.

Southwestern's average realized gas price was $5.71 per Mcf (including the effect of hedges) in the three months ended June 30, 2005 compared to $5.25 per Mcf in the same period of 2004. The company's hedging activities decreased the average gas price realized during the second quarter of 2005 by $0.75 per Mcf, compared to a decrease of $0.57 per Mcf during the same period of 2004. Locational differences in market prices for natural gas have continued to be wider than historically experienced. Disregarding the impact of hedges, the company's average price received for its gas production during the second quarter of 2005 was approximately $0.27 per Mcf lower than average NYMEX spot prices, compared to approximately $0.17 per Mcf during the second quarter of 2004. The company currently estimates that its average realized market differentials for the third quarter of 2005 will be in the range of $0.25 to $0.30 per Mcf.

Southwestern's average realized oil price was $40.81 per barrel, including the effect of hedges, during the second quarter of 2005 compared to $28.68 per barrel in the second quarter of 2004. The average realized oil prices for the second quarter of 2005 and 2004 were reduced by $9.27 per barrel and $8.41 per barrel, respectively, due to the effects of Southwestern's hedging activities.

Lease operating expenses per Mcfe for the company's E&P segment were $0.43 for the second quarter of 2005, compared to $0.39 for the same period in 2004. The increase in lease operating expenses per Mcfe in 2005 resulted from an increase in compression costs and generally higher oil field service costs. General and administrative expenses per Mcfe were $0.39 during the second quarter of 2005, as compared with $0.35 for the same period in 2004. General and administrative expenses for the E&P segment were higher primarily due to increased compensation costs associated with increased staffing levels. Taxes other than income taxes per Mcfe were $0.32 during the second quarter of 2005, compared to $0.28 per Mcfe during the same period in 2004. The increase in 2005 was due primarily to increased severance taxes that resulted from higher average market prices in effect for natural gas and crude oil. The company's full cost pool amortization rate increased to $1.38 per Mcfe in the second quarter of 2005, compared to $1.18 per Mcfe for the same period in 2004, primarily due to increased finding and development costs. Southwestern currently expects its full cost pool amortization rate to average between $1.40 and $1.45 per Mcfe for 2005.

Natural Gas Distribution Segment - The company's utility segment recorded a seasonal operating loss of $2.4 million for the three months ended June 30, 2005, compared to an operating loss of $1.4 million for the same period in 2004. The decrease in operating income for this segment primarily resulted from increased operating costs and expenses.

Marketing and Other - Operating income from our natural gas marketing activities was $0.9 million for the three months ended June 30, 2005, compared to $0.8 million in 2004. The company recorded pre-tax income from operations of $0.2 million relating to the company's 25% interest in the Ozark Gas Transmission System during the second quarter of 2005, compared to a pre-tax loss of $0.7 million for the same period in 2004.

First Six Months of 2005 Financial Results

E&P Segment - Operating income for the E&P segment was $96.3 million during the first six months of 2005, compared to $70.9 million during the first six months of 2004. The increase was primarily due to a 21% increase in production volumes combined with higher realized oil and gas prices. Revenues for the first six months of 2005 and 2004 also included pre-tax gains of $2.1 million and $3.0 million, respectively, related to the sale of gas in storage inventory.

Gas and oil production increased to 29.0 Bcfe for the six months ended June 30, 2005, as compared to 24.0 Bcfe for the first six months of 2004 despite the curtailment issue at Overton which was not resolved until late in the second quarter. The increase in production resulted primarily from the company's increased production from the Overton Field in East Texas, the Arkoma Basin and from the development of the company's River Ridge discovery in New Mexico.

Southwestern's average realized gas price was $5.71 per Mcf (including the effect of hedges) in the first six months of 2005 compared to $5.09 per Mcf in the first six months of 2004. The company's hedging activities decreased the average gas price realized during the first six months of 2005 by $0.39 per Mcf, compared to a decrease of $0.50 per Mcf during the same period of 2004. Southwestern's average realized oil price was $39.42 per barrel for the first six months of 2005, compared to $28.55 per barrel during the first six months of 2004. The average realized oil prices for the first six months of 2005 and 2004 were reduced by $9.46 per barrel and $6.86 per barrel, respectively, due to the effects of Southwestern's hedging activities. Disregarding the impact of hedges, the average price received for the company's gas production during the first half of 2005 was approximately $0.40 per Mcf lower than average NYMEX spot prices, compared to the average for the prior year period of approximately $0.25 per Mcf. This change was due to widening locational market differentials that have occurred since the prior year period.

Lease operating expenses per Mcfe for the company's E&P segment were $0.44 per Mcfe during the first six months of 2005, compared to $0.39 per Mcfe during the same period in 2004, due to increased compression costs and generally higher oil field service costs. General and administrative expenses per Mcfe were $0.39 during the first six months of 2005, compared to $0.37 per Mcfe in the same period in 2004, primarily due to increased compensation costs associated with increased staffing levels. Taxes other than income taxes per Mcfe were $0.32 during the first six months of 2005, compared to $0.27 per Mcfe during the same period in 2004, primarily due to increased severance taxes. The company's full cost pool amortization rate increased to $1.34 per Mcfe in the first six months of 2005, compared to $1.18 per Mcfe for the same period in 2004, primarily due to increased finding and development costs.

Natural Gas Distribution Segment - Operating income for Southwestern's utility was $5.1 million during the first six months of 2005, down from $7.4 million during the first six months of 2004. The decrease in operating income for this segment resulted from decreased deliveries caused by warmer weather for the first half of 2005, which was 10% warmer than normal and 5% warmer than the same period in 2004, and from increased operating costs and expenses.

Marketing and Other - Operating income for the company's natural gas marketing activities was $2.0 million during the first six months of 2005, compared to $1.7 million in the same period in 2004. The company recorded pre-tax income from operations related to its investment in NOARK of $0.3 million during the first six months of 2005, compared to pre-tax loss of $0.5 million in the same period in 2004.

Explanation and Reconciliation of Non-GAAP Financial Measures

Net cash provided by operating activities before changes in operating assets and liabilities is presented because of its acceptance as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt. The company has also included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Net cash provided by operating activities before changes in operating assets and liabilities should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. The table below reconciles net cash provided by operating activities before changes in operating assets and liabilities with net cash provided by operating activities as derived from the company's financial information.

	3 Months Ended June 30,		6 Months Ended June 30,	
	2005	2004	2005	2004
	(in thousands)			
Net cash provided by operating activities before changes in operating assets and liabilities	$ 65,065	$ 50,303	$ 138,681	$ 106,822
Add back (deduct):				
Change in operating assets and liabilities	(3,773)	(6,570)	25,710	13,651
Net cash provided by operating activities	$ 61,292	$ 43,733	$ 164,391	$ 120,473

Southwestern will host a teleconference call on Wednesday, July 27, 2005, at 10:00 a.m. Eastern to discuss the company's second quarter 2005 financial and operating results. The toll-free number to call is 800-500-0177 and the reservation number is 5284680. The teleconference can also be heard "live" over the Internet at the company's website: http://www.swn.com.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
                    Executive Vice President   **Manager, Investor Relations**
                    and Chief Financial Officer   **(281) 618-4897**
                    (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays, the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position, the extent of the company's success in drilling and completing horizontal wells, the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation, lack of experience owning and operating drilling rigs, the timing and extent of the company's success in discovering, developing, producing and estimating reserves, property acquisition or divestiture activities, the effects of weather and regulation on the company's gas distribution segment, increased competition, the impact of federal, state and local government regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions and prices (including regional basis differentials), the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field personnel, services, drilling rigs and other equipment, and any other factors listed in the reports filed by the company with the Securities and Exchange Commission (the "SEC"). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Financial Summary Follows

# # #


OPERATING STATISTICS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended June 30	Three Months		Six Months	
	2005	2004	**2005**	2004
Exploration & Production				
Production				
Gas production (MMcf)	**13,940**	11,781	**26,959**	22,296
Oil production (MBbls)	**182**	140	**343**	292
Total equivalent production (MMcfe)	**15,032**	12,621	**29,019**	24,048
Commodity Prices				
Average realized gas price per Mcf	**$5.71**	$5.25	**$5.71**	$5.09
Average realized oil price per Bbl	**$40.81**	$28.68	**$39.42**	$28.55
Operating Expenses per Mcfe				
Lease operating expenses	**$0.43**	$0.39	**$0.44**	$0.39
Taxes, other than income taxes	**$0.32**	$0.28	**$0.32**	$0.27
General & administrative expenses	**$0.39**	$0.35	**$0.39**	$0.37
Full cost pool amortization	**$1.38**	$1.18	**$1.34**	$1.18
Marketing				
Gas volumes marketed (MMcf)	**15,021**	13,143	**29,386**	25,424
Gas Distribution				
Deliveries (Bcf)				
Sales and end-use transportation	**3.8**	3.9	**13.0**	13.7
Off-system transportation	**-**	-	**-**	1.0
Number of customers - period end	**143,855**	140,227	**143,855**	140,227
Average sales rate per Mcf	**$12.57**	$11.06	**$9.89**	$8.73
Heating weather - degree days	**315**	261	**2,217**	2,322
- percent of normal	**98%**	84%	**90%**	95%

STATEMENTS OF OPERATIONS (Unaudited)

Southwestern Energy Company and Subsidiaries

| | Three Months | | Six Months | |
Periods Ended June 30	2005	2004	2005	2004
	(in thousands, except share/per share amounts)			
Operating Revenues				
Gas sales	$ **93,192**	$ 73,838	$ **219,463**	$ 174,857
Gas marketing	**30,203**	15,674	**54,750**	24,860
Oil sales	**7,428**	4,008	**13,539**	8,342
Gas transportation and other	**1,640**	2,907	**5,764**	8,158
	132,463	96,427	**293,516**	216,217
Operating Costs and Expenses				
Gas purchases - utility	**5,078**	3,518	**38,901**	35,050
Gas purchases - marketing	**28,932**	14,572	**52,130**	22,635
Operating expenses	**12,413**	10,498	**24,346**	20,210
General and administrative expenses	**10,308**	8,264	**20,611**	16,274
Depreciation, depletion and amortization	**23,009**	17,091	**43,256**	32,617
Taxes, other than income taxes	**5,542**	4,238	**10,865**	7,878
	85,282	58,181	**190,109**	134,664
Operating Income	**47,181**	38,246	**103,407**	81,553
Interest Expense				
Interest on long-term debt	**5,241**	4,376	**10,164**	8,797
Other interest charges	**358**	316	**668**	828
Interest capitalized	**(944)**	(745)	**(1,639)**	(1,293)
	4,655	3,947	**9,193**	8,332
Other Income (Expense)	**15**	(868)	**199**	(547)
Income Before Income Taxes and Minority Interest	**42,541**	33,431	**94,413**	72,674
Minority Interest in Partnership	**(315)**	(431)	**(408)**	(830)
Income Before Income Taxes	**42,226**	33,000	**94,005**	71,844
Provision for Income Taxes - Deferred	**15,412**	12,210	**34,570**	26,582
Net Income	$ **26,814**	$ 20,790	$ **59,435**	$ 45,262
Earnings Per Share:[1]				
Basic	**$0.37**	$0.29	**$0.82**	$0.64
Diluted	**$0.36**	$0.28	**$0.79**	$0.62
Weighted Average Common Shares Outstanding:[1]				
Basic	**72,474,987**	71,342,912	**72,363,971**	71,220,908
Diluted	**75,202,033**	73,650,562	**75,057,761**	73,439,858

[1] 2004 restated to reflect a two-for-one stock split effected in June 2005.

BALANCE SHEETS (Unaudited)

Southwestern Energy Company and Subsidiaries

June 30		**2005**		2004
			(in thousands)	
ASSETS				
Current Assets	$	**109,454**	$	91,370
Investments		**15,738**		13,295
Property, Plant and Equipment, at cost		**1,947,090**		1,596,303
Less: Accumulated depreciation, depletion and amortization		**820,277**		738,020
		1,126,813		858,283
Other Assets		**17,470**		15,490
	$	**1,269,475**	$	978,438
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities	$	**163,579**	$	107,591
Long-Term Debt		**328,100**		278,000
Deferred Income Taxes		**226,763**		173,397
Other Liabilities		**51,025**		27,007
Commitments and Contingencies				
Minority Interest in Partnership		**12,074**		12,483
Shareholders' Equity				
Common stock, $.10 par value; authorized 220,000,000 shares, issued 74,451,168 shares in 2005 and 2004 [1]		**7,445**		7,445
Additional paid-in capital [1]		**131,388**		120,958
Retained earnings		**409,896**		292,147
Accumulated other comprehensive income (loss)		**(50,334)**		(24,201)
Common stock in treasury, at cost, 964,815 shares in 2005 and 2,116,490 shares in 2004 [1]		**(5,374)**		(11,789)
Unamortized cost of restricted shares issued under stock incentive plans, 617,662 shares in 2005 and 836,250 shares in 2004 [1]		**(5,087)**		(4,600)
		487,934		379,960
	$	**1,269,475**	$	978,438

[1] 2004 restated to reflect a two-for-one stock split effected in June 2005.

STATEMENTS OF CASH FLOWS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended June 30		Six Months		
		2005		2004
		(in thousands)		
Cash Flows From Operating Activities				
Net income	$	**59,435**	$	45,262
Adjustments to reconcile net income to net cash				
provided by operating activities:				
Depreciation, depletion and amortization		**45,264**		34,372
Deferred income taxes		**34,570**		26,582
Ineffectiveness of cash flow hedges		**(531)**		1,239
Gain on sale of other property, plant & equipment		**-**		(1,534)
Equity in (income) loss of NOARK partnership		**(273)**		545
Minority interest in partnership		**216**		356
Change in operating assets and liabilities		**25,710**		13,651
Net cash provided by operating activities		**164,391**		120,473
Cash Flows From Investing Activities				
Capital expenditures		**(176,981)**		(124,234)
Proceeds from sale of property, plant and equipment		**1,040**		1,906
Other items		**(297)**		(74)
Net cash used in investing activities		**(176,238)**		(122,402)
Cash Flows From Financing Activities				
Payments on revolving long-term debt		**(179,100)**		(210,300)
Borrowings under revolving long-term debt		**182,200**		209,500
Debt issuance costs		**(1,180)**		(1,514)
Change in bank drafts outstanding		**5,743**		898
Proceeds from exercise of common stock options		**3,694**		3,154
Net cash provided by financing activities		**11,357**		1,738
Decrease in cash		**(490)**		(191)
Cash at beginning of year		**1,235**		1,277
Cash at end of period	$	**745**	$	1,086

SEGMENT INFORMATION (Unaudited)

Southwestern Energy Company and Subsidiaries

	Exploration & Production		Gas Distribution		Marketing & Other		Eliminations		Total	
					(in thousands)					
Quarter Ending June 30, 2005										
Revenues	$	**87,040**	$	**24,433**	$	**92,414**	$	**(71,424)**	$	**132,463**
Gas purchases		**-**		**14,237**		**91,031**		**(71,258)**		**34,010**
Operating expenses		**6,417**		**6,029**		**-**		**(33)**		**12,413**
General & administrative expenses		**5,899**		**4,169**		**373**		**(133)**		**10,308**
Depreciation, depletion & amortization		**21,286**		**1,688**		**35**		**-**		**23,009**
Taxes, other than income taxes		**4,839**		**671**		**32**		**-**		**5,542**
Operating Income (Loss)	$	**48,599**	$	**(2,361)**	$	**943**	$	**-**	$	**47,181**
Capital Investments	$	**103,068** [(1)]	$	**2,701**	$	**53**	$	**-**	$	**105,822**
Quarter Ending June 30, 2004										
Revenues	$	65,872	$	23,012	$	73,925	$	(66,382)	$	96,427
Gas purchases		-		12,994		71,332		(66,236)		18,090
Operating expenses		4,954		5,569		-		(25)		10,498
General & administrative expenses		4,434		3,645		306		(121)		8,264
Depreciation, depletion & amortization		15,444		1,616		31		-		17,091
Taxes, other than income taxes		3,588		616		34		-		4,238
Operating Income (Loss)	$	37,452	$	(1,428)	$	2,222	$	-	$	38,246
Capital Investments	$	66,428 [(1)]	$	1,241	$	533	$	-	$	68,202
Six Months Ending June 30, 2005										
Revenues	$	**169,583**	$	**87,184**	$	**171,591**	$	**(134,842)**	$	**293,516**
Gas purchases		**-**		**56,732**		**168,747**		**(134,448)**		**91,031**
Operating expenses		**12,714**		**11,758**		**-**		**(126)**		**24,346**
General & administrative expenses		**11,343**		**8,829**		**707**		**(268)**		**20,611**
Depreciation, depletion & amortization		**39,800**		**3,387**		**69**		**-**		**43,256**
Taxes, other than income taxes		**9,396**		**1,392**		**77**		**-**		**10,865**
Operating Income	$	**96,330**	$	**5,086**	$	**1,991**	$	**-**	$	**103,407**
Capital Investments	$	**181,523** [(1)]	$	**4,783**	$	**377**	$	**-**	$	**186,683**
Six Months Ending June 30, 2004										
Revenues	$	124,943	$	84,271	$	135,453	$	(128,450)	$	216,217
Gas purchases		-		54,342		131,470		(128,127)		57,685
Operating expenses		9,328		10,962		-		(80)		20,210
General & administrative expenses		8,870		7,084		563		(243)		16,274
Depreciation, depletion & amortization		29,336		3,217		64		-		32,617
Taxes, other than income taxes		6,528		1,284		66		-		7,878
Operating Income	$	70,881	$	7,382	$	3,290	$	-	$	81,553
Capital Investments	$	123,011 [(1)]	$	3,180	$	648	$	-	$	126,839

(1) Exploration and Production capital expenditures include $8.9 million and $10.6 million for the three and six month periods ended
   June 30, 2005, respectively, and ($5.5) million and $2.6 million for the three and six month periods ended June 30, 2004, respectively,
   relating to the change in accrued expenditures between periods.



Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES INCREASE IN CAPITAL EXPENDITURES AND PROVIDES OPERATIONAL UPDATE

Houston, Texas - July 26, 2005...Southwestern Energy Company (NYSE: SWN) today announced that it is increasing its 2005 capital budget to $438.8 million, up 24% from the $352.7 million capital program announced in February of this year. The increase includes approximately $52.3 million to fund additional development drilling in the company's Fayetteville Shale play and Ranger Anticline area in Arkansas, the Overton Field in East Texas and in the Permian Basin. Under the new capital plan, Southwestern's total planned expenditures for its exploration and production segment increases from $339.0 million to $425.1 million, including approximately $33.8 million related to the 2005 portion of the company's recently announced commitment to purchase five new land drilling rigs.

"The strong commodity price environment and resulting increase in cash flow has afforded us the opportunity to accelerate our drilling in the Fayetteville Shale and fund additional development drilling in several of our core operating areas," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy.

The $52.3 million increase in capital expenditures allocates approximately $27.0 million to the company's Fayetteville Shale play in Arkansas for development drilling and leasehold acquisition costs. Southwestern currently expects to drill approximately 80 to 90 wells in 2005 in its unconventional Fayetteville Shale play, with approximately 50 being horizontal wells.

Approximately $15.5 million of the $52.3 million increase is being allocated to activities in East Texas, which will include funding the drilling of six additional wells at the Overton Field, additional capital for the company's other East Texas drilling projects and generally higher oil field service costs. Southwestern currently has 5 rigs drilling at Overton and now expects to drill a total of 86 wells in the field in 2005.

Approximately $5.6 million of the increased capital is allocated to additional drilling and an expansion of the gathering system at the company's Ranger Anticline project area in the Arkoma Basin. Southwestern plans to drill seven additional wells at Ranger, bringing the total wells to be drilled in the area to 50 during 2005. The remaining $4.2 million of increase is allocated to the company's shallow oil drilling program in Eddy County, New Mexico.

Southwestern continues to hold its full-year 2005 production guidance at 61.0 to 63.0 Bcfe, due to the production curtailment during the first six months of 2005 at the Overton Field. The company expects its production for the third quarter of 2005 to range from 15.8 Bcfe to 16.5 Bcfe.

- MORE -

The foregoing estimates are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, actual results and the amounts of proved reserves that ultimately are recorded may be materially different. Actual results will be affected by commodity prices, operating costs, future well performance and variability within the play area, as well as other factors and risks that are more fully described in the company's Annual Report on Form 10-K for the year ended December 31, 2004.

The company also filed a shelf registration statement with the Securities and Exchange Commission today. The shelf registration will allow the company to sell, from time to time up to an aggregate $600 million of common stock and debt securities. The registration statement includes approximately $190 million of unsold securities under Southwestern's existing registration statement. Once effective, the registration statement will provide Southwestern with flexibility of raising funds subject to market conditions and its capital needs.

The registration statement has not yet become effective. No securities may be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

E&P Operations Review

Southwestern invested a total of $181.5 million in its E&P program during the first six months of 2005, compared to $123.0 million invested during the first six months of 2004. At June 30, 2005, Southwestern had participated in drilling 119 wells. Of these, 94 were successful, 3 were dry and 22 were still in progress at the end of the second quarter, for an overall success rate of 97%.

Fayetteville Shale Play - In the first half of 2005, Southwestern invested approximately $55.3 million in its Fayetteville Shale play, including $33.3 million to drill 30 wells and $19.1 million for leasehold acquisitions. To date, Southwestern has drilled a total of 50 wells and participated in one outside-operated well. The wells are located in eight separate pilot areas located in Franklin, Conway, Van Buren, Cleburne and Faulkner counties in Arkansas. Of the 51 wells, 41 are producing, six are in some stage of completion or waiting on pipeline hook-up, and four are shut-in due to marginal performance. The company's current gross production from the Fayetteville Shale play is approximately 10 MMcf per day.

Nine of the 51 wells drilled are horizontal wells located in four separate pilot areas. Of the nine horizontal wells, seven have been completed and tested and two are waiting on completion. Since the company's last update on June 28, 2005, the Koone #2-34-H well located in its Gravel Hill Field was placed on production at approximately 1.7 MMcf per day. In addition, the company's Hall #1-12-H well located in the company's Brookie pilot area was production tested last week at 2.8 MMcf per day, and the Black #2-17-H well in the company's Scotland Field recently tested at 2.9 MMcf per day.

The initial test rates for the completed horizontal wells have ranged from 1.4 to 3.7 MMcf per day, excluding the Vaughan #4-22-H well, which encountered wellbore problems and a limited fracture stimulation treatment. Two of these wells, the Stobaugh #2-1-H and the McNew #3-2-H, which have been on production for more than 30 days, have an average first month production rate of 2.2 MMcf per day. Based on early production histories and modeling, Southwestern believes the average ultimate production from these horizontal wells will be between 1.3 and 1.7 Bcfe per well.

The company's first nine horizontal wells have taken an average 15 days to reach total depth and the most recent completed well costs for the horizontal wells have ranged between $1.4 and $1.8 million per well, excluding non-recurring costs.

As previously announced, Southwestern entered into a sales agreement in early July with a private company to build five new land drilling rigs capable of drilling both vertical and horizontal wells in the Fayetteville Shale. These new rigs have design features that are optimal for drilling in the Fayetteville Shale play. The first rig is expected to be completed in November 2005 with one additional rig delivered each month thereafter.

As of June 30, 2005, Southwestern held approximately 690,000 net undeveloped acres and controls approximately 125,000 net developed acres in the Fairway area of the Arkoma Basin that is held by conventional production.

Conventional Arkoma Program - Southwestern participated in 22 wells in its Ranger Anticline project area during the first six months of 2005, 16 of which were productive and six were in progress at June 30, 2005. The Ranger Anticline, located in Yell and Logan Counties, Arkansas, produces from the conventional Borum sands between 5,500 and 8,500 feet. Of the 22 wells, 15 are located in the core producing area of the field, four are located in the western expansion area Southwestern began developing in 2004, and three are in an eastern expansion area nine miles from the proven productive part of the field. The three wells drilled in the eastern expansion have penetrated pay in the Basham and Turner sands. Southwestern is currently obtaining rights-of-way and beginning construction of a gathering line to bring these wells on production. Additionally, during the quarter Southwestern participated in an outside-operated test between the core field area and the eastern expansion area. This well penetrated productive Borum sands and is now being tested.

East Texas - Through the first six months of 2005, Southwestern spudded 36 wells at its Overton Field in Smith County, Texas, bringing the total number of wells drilled in the field to 209 wells. The company's drilling success rate in the field since 2000 is 100%. A portion of the company's production at Overton during the first and second quarters of 2005 was curtailed due to pipeline repairs to a non-operated transmission line into which the company delivers a large portion of its gas production. The curtailment issues at Overton were resolved late in the second quarter, and current gross production from the field is approximately 100 MMcf equivalent per day, compared to a range of 80 to 90 MMcf equivalent per day while production was curtailed.

In addition to its Overton Field, Southwestern continues to be active in other areas in East Texas. In the last year, the company has acquired a total of 12,800 net undeveloped acres

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in four new areas primarily located in southern Nacogdoches county, referred to collectively as the Angelina River Trend. In 2005, the company has drilled four successful wells in this trend and expects to drill five more wells by the end of the year.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
               Executive Vice President   **Manager, Investor Relations**
               and Chief Financial Officer   **(281) 618-4897**
               (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays, the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position, the extent of the company's success in drilling and completing horizontal wells, the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation, lack of experience owning and operating drilling rigs, the timing and extent of the company's success in discovering, developing, producing and estimating reserves, property acquisition or divestiture activities, the effects of weather and regulation on the company's gas distribution segment, increased competition, the impact of federal, state and local government regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions and prices (including regional basis differentials), the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field personnel, services, drilling rigs and other equipment, and any other factors listed in the reports filed by the company with the Securities and Exchange Commission (the "SEC"). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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